UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

LAW DEBENTURE TRUST COMPANY OF NEW YORK

(Exact name of trustee as specified in its charter)

New York	01-0622605
(Jurisdiction of incorporation or organization if not a U.S.	(I.R.S. Employer Identification
national bank)	Number)

400 Madison Avenue, 4th Floor, New York, New York	10017
(Address of principal executive offices)	(Zip Code)

Law Debenture Trust Company of New York, 400 Madison Avenue, 4th Floor
New York, NY 10017, Robert L. Bice II, Vice President, (646) 747-1254

(Name, address and telephone number of agent for services)

NOKIA CORPORATION

(Exact name of obligor as specified in its charter)

Republic of Finland	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Keilalahdentie 4, P.O. Box 226 Nokia Group Espoo, Finland	FI-00045
(Address of principal executive offices)	(Zip Code)

Debt Securities

(Title of the indenture securities)

Item 1. General information.

Furnish the following information as to the trustee-

a.               Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of Banks of the State of New York	2 Rector Street, New York, NY
10006, and Albany, NY 12203

b.               Whether it is authorized to exercise corporate trust powers.

                        Yes

Item 2. Affiliations with the obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3-14.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee.

Not applicable.

Item 16. List of exhibits.

List below all exhibits filed as a part of this statement of eligibility.

1.	A copy of the articles of association of the trustee as now in effect.
2.	A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.
3.	A copy of the existing bylaws of the trustee, or instruments corresponding thereto.
4.	The consents of the Trustee required by Section 321(b) of the Act.
5.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Law Debenture Trust Company of New York, a trust company organized and existing under the laws of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 2nd day of April, 2008.

Law Debenture Trust Company of New York
(Trustee)

By:	/s/Robert L. Bice II
Robert L. Bice II
Vice President